Exhibit 99.1

New Points.com Corporate Platform Allows Air France-KLM to Easily Issue Flying Blue Miles for Merchants and Partners

New Business Solution Creates a Fast and Easy Way to Scale a Loyalty Program and Provide a Seamless Consumer Experience

TORONTO (January 17, 2012) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, expands the existing relationship with Air France-KLM with the launch of the new Corporate Platform, helping foster relationships with small, medium and large-sized merchants and partners.

The new Corporate Platform, which Air France-KLM calls the Flying Blue Business Tool, allows small and medium-sized businesses to easily offer and distribute Flying Blue miles as rewards and incentives to valued members of the Flying Blue programme. Merchants and partners can now efficiently increase repeat customer visits, resulting in greater brand loyalty and increased revenue.

“Partners like Air France-KLM are a valuable piece of our business, and we are constantly searching for ways to help them reach their growth goals,” said Rob MacLean, CEO of Points International. “By developing a Corporate Platform with Air France-KLM, we help better serve their existing program member base and reach new program partners in the process.”

The Flying Blue Business Tool features a centralized, easy-to-navigate interface that allows merchants to issue miles in multiple forms – directly into accounts, via email, redeemable codes or certificates.

“We’re excited to be one of the first loyalty programs to use Points.com’s new Corporate Platform,” said Herbert Verschuren, Air France-KLM VP Customer Marketing. “This platform is very unique allowing us to better serve our Flying Blue member base and to profitably expand strategic partnerships with small to medium sized retailers and businesses.”

For more information or to apply to be participating merchant visit: www.flyingbluebusinesstool.com

About Points International Ltd.

Points International Ltd. (NASDAQ: PCOM; TSX: PTS), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

About Air France-KLM

AIR FRANCE KLM, the result of a merger between AIR FRANCE and KLM in 2004, is one of the leading European air transport groups. Its main activities are the air transport of passengers and cargo as well as aircraft maintenance. In 2010-11, AIR FRANCE KLM carried 71.3 million passengers and 1.5 million tonnes of cargo. The group's fleet comprises more 590 aircraft, including 181 regional aircraft operated by its partners Brit Air, City Jet, Regional and KLM Cityhopper. Its network covers 254 destinations in 124 countries from its hubs at Paris-Charles de Gaulle and Amsterdam-Schiphol. The Flying Blue frequent flyer programme is leader in Europe and has over 19 million members. With their partners Delta and Alitalia, AIR FRANCE and KLM operate the biggest transatlantic joint venture with more than 250 daily flights.

AIR FRANCE and KLM are members of the SkyTeam alliance which has 15 member airlines, offering customers access to a global network of over 14,500 daily flights to 926 destinations in 173 countries.

For more information contact:

Investor relations:
Laura Foster / Kimberly Esterkin
Addo Communications
T. 310-829-5400; E. LauraF@addocommunications.com / kimberlye@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com